

November 16, 2010

Mr. Gilbert Kaats
Chairman, CEO and Chief Financial Officer
Integrative Health Technologies, Inc.
4940 Broadway
Suite 201
San Antonio, TX   78209

> **Re: Integrative Health Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 0-52005**

Dear Mr. Kaats:

We issued comments to you on the above captioned filing on September 27, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 1, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 1, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant